

June 22, 2012

<u>Via E-mail</u>

Allan Hogg
Vice President and Chief Financial Officer
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0

> **Re:** **Cascades Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-105024**

Dear Mr. Hogg:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update us on any contacts with Cuba, Iran, Syria or Sudan since your letters to us of May 12, 2009 and June 1, 2009. For instance, we note that Industry Canada's website includes a profile for Norampac and, under Geographic Markets, lists Cuba as a market that Norampac is actively pursuing. As you are aware, Cuba, Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria or Sudan whether through subsidiaries, resellers, retailers,

distributors, or other direct or indirect arrangements, including through Boralex. Your response should describe any products, equipment, components, technology, and services you have provided to these countries, any agreements, commercial arrangements, or other contracts you have had with the governments of these countries or entities controlled by these governments.

2. Please discuss the materiality of your contacts with Cuba, Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance